COPA HOLDINGS, S.A. DISCLOSES 2010 QUARTERLY FINANCIAL RESULTS UNDER IFRS

Panama, May 31, 2011 - On May 17 2011, Copa Holdings S.A. filed is audited financial statements related to the period ended December 31, 2010, the Company’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Prior to this, on May 4, 2011, the company reported its unaudited 1Q11 financial results under IFRS, translating year over year (1Q10) and quarter over quarter (4Q10) financial statements to IFRS for comparison purposes, as they had previously been reported under USGAAP.

For ease of comparison, and having filed its 2010 audited financial statements, the company is filing its financial results by quarter under IFRS, which includes certain adjustments over previously reported 1Q10 and 4Q10 results.  These unaudited quarterly financial results reconcile with 2010 audited financial statements.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	1Q10	2Q10	3Q10	4Q10	2010
Operating Revenue:
Passenger revenue	$320,390	$285,758	$344,377	$388,056	$1,338,581
Cargo, mail and other	$16,129	$18,382	$18,682	$23,032	$76,225
	336,519	304,140	363,059	411,088	1,414,806

Operating Expenses:
Aircraft fuel	78,155	82,613	91,800	101,859	354,427
Salaries and benefits	41,850	42,450	44,669	49,876	178,845
Passenger servicing	31,921	30,552	34,793	36,452	133,718
Commissions	11,138	9,108	11,671	13,414	45,331
Maintenance, material and repairs	13,618	12,374	16,633	19,604	62,229
Reservations and sales	14,149	13,453	15,301	15,910	58,813
Aircraft rentals	12,069	11,189	11,627	11,449	46,334
Flight operations	15,942	16,492	18,943	19,271	70,648
Depreciation	14,044	15,291	16,566	17,061	62,962
Landing fees and other rentals	9,326	10,080	10,540	10,374	40,320
Other	16,158	16,833	16,574	21,966	71,531
	258,370	260,435	289,117	317,236	1,125,158

Operating Income	78,149	43,705	73,942	93,852	289,648

Non-operating Income (Expense):
Interest costs	(7,072)	(7,482)	(7,772)	(7,655)	(29,981)
Interest capitalized	-	-	-	-	-
Interest income	1,296	1,149	1,185	1,129	4,759
Other, net	(22,986)	(5,708)	9,810	14,481	(4,403)
	(28,762)	(12,041)	3,223	7,955	(29,625)

Income before Income Taxes	49,387	31,664	77,165	101,807	260,023

Provision for Income Taxes	3,602	2,310	5,627	7,427	18,966

Net Income	$45,785	$29,354	$71,538	$94,380	$241,057

EPS - Basic and Diluted	1.04	0.67	1.63	2.15	5.48
Shares - Basic and Diluted	43,977,696	43,982,983	43,999,213	43,996,177	43,995,671

Financial indicators
PRASM	12.8	11.2	11.9	13.0	12.2
RASM	13.4	11.9	12.5	13.8	12.9
Yield	16.0	15.3	15.7	16.5	15.9
CASM	10.3	10.2	10.0	10.6	10.3
CASM Ex-Fuel	7.2	6.9	6.8	7.2	7.0
Operating Margin	23.2%	14.4%	20.4%	22.8%	20.5%

RECONCILIATION OVER PREVIOUSLY REPORTED 1Q10 AND 4Q10 RESULTS UNDER IFRS

	Adjusted	Previously reported		Adjusted	Previously reported
	1Q10	1Q10	Variance	4Q10	4Q10	Variance
Operating Revenue:
Passenger revenue	$320,390	$323,029	(2,639)	$388,056	$391,407	(3,351	) (a)
Cargo, mail and other	16,129	16,129		23,032	23,032
	336,519	339,158	(2,639)	411,088	414,439	(3,351)

Operating Expenses:
Aircraft fuel	78,155	78,155		101,859	101,859
Salaries and benefits	41,850	41,850		49,876	49,876
Passenger servicing	31,921	31,921		36,452	36,452
Commissions	11,138	13,777	(2,639)	13,414	16,765	(3,351	) (a)
Maintenance, material and repairs	13,618	13,618		19,604	19,604
Reservations and sales	14,149	14,149		15,910	15,910
Aircraft rentals	12,069	12,069		11,449	11,449
Flight operations	15,942	15,942		19,271	19,271
Depreciation	14,044	14,044		17,061	17,061
Landing fees and other rentals	9,326	9,326		10,374	10,374
Other	16,158	16,158		21,966	21,966
	258,370	261,008	(2,639)	317,236	320,587	(3,351	) (a)

Operating Income	78,149	78,150		93,852	93,852

Non-operating Income (Expense):
Interest costs	(7,072)	(7,072)		(7,655)	(7,655)
Interest capitalized	-	-		-	-
Interest income	1,296	1,296		1,129	1,129
Other, net	(22,986)	(22,986)		14,481	14,481
	(28,762)	(28,762)		7,955	7,955

Income before Income Taxes	49,387	49,388		101,807	101,807

Provision for Income Taxes	3,602	6,931	(3,329)	7,427	(560)	7,987	(b)

Net Income	$45,785	$42,456	3,329	$94,380	$102,368	(7,987)

(a)	Based on IFRIC 13, the Company has changed its reporting of the One Pass Frequent Flier Program to reflect it on a net basis within Operating Revenues.
(b)	Based on IAS 34, the Company has changed the presentation of deferred taxes to recognize it on a quartlery basis using the full year effective tax rate.

About Copa Holdings, S.A.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.